March 20, 2015

Rufus Decker

Suying Li

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Applied Minerals

10-K for the year ended December 31, 2013

File No. 000-31380

Dear Mr. Decker and Ms. Li:

This will confirm that Applied Minerals, Inc. is providing 6 pages of material to the staff as supplemental material under Rule 12b-4.

Please feel free to contact me at 212. 226.4251 or Nat Krishnamurti at 212.226 4232 with any questions.

Very truly yours,

/s/ William Gleeson

William Gleeson